Filed By First Trust Strategic High Income Fund II
                           Pursuant to Rule 425 under the Securities Act of 1933

                         Subject Company: First Trust Strategic High Income Fund
                                                  Commission File No.: 811-21756

                     Subject Company: First Trust Strategic High Income Fund III
                                                  Commission File No.: 811-21994




PRESS RELEASE                                 SOURCE:  First Trust Advisors L.P.




       FIRST TRUST STRATEGIC HIGH INCOME FUNDS COMPLETE REORGANIZATIONS;
                     REVERSE SHARE SPLIT FOR SURVIVING FUND

WHEATON, IL - (BUSINESS WIRE) - October 3, 2011 - First Trust Advisors L.P. ("FTA") today announced that the reorganizations of First Trust Strategic High Income Fund (NYSE: FHI) and First Trust Strategic High Income Fund III (NYSE:
FHO) with and into First Trust Strategic High Income Fund II (NYSE: FHY) are effective as of the opening of business of the New York Stock Exchange on October 3, 2011. In the applicable reorganization, FHY acquired substantially all of the assets and liabilities of FHI and FHO in tax-free transactions in exchange for an equal aggregate value of newly-issued common shares of FHY. Common shareholders of FHI and FHO received common shares of FHY with a net asset value equal to the aggregate net asset value of their respective common shares as determined at the close of business on September 30, 2011, which includes the costs of the applicable reorganization (cash was distributed for any fractional common shares).

Relevant details pertaining to the reorganizations are as follows:

                                                                 Conversion
                          Fund                    NAV/Share ($)  Ratio
------------------------------------------------  -------------  --------------
First Trust Strategic High Income Fund (FHI)      $3.7490        0.745047
------------------------------------------------  -------------  --------------
First Trust Strategic High Income Fund II (FHY)   $5.0319        N/A
------------------------------------------------  -------------  --------------
First Trust Strategic High Income Fund III (FHO)  $4.3795        0.870347
------------------------------------------------  -------------  --------------

      Prior to the open of business on October 3, 2011, FHY also completed a previously announced 1-for-3 reverse share split, which resulted in every three outstanding FHY shares after the reorganizations being converted into one share. FHY's shares continue to trade on a reverse split-adjusted basis under the same ticker symbol, FHY, with a new CUSIP number, 337353304.

      FHY is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, FHY seeks to provide capital growth. FHY pursues these investment objectives by investing up to 100% of its managed assets in a diversified portfolio of high income producing securities that the investment sub-advisor believes offer attractive yield and capital appreciation potential.

      FTA, the investment advisor for FHY, along with its affiliate, First Trust Portfolios L.P., are privately held companies which provide a variety of investment services, including asset management, financial advisory services, and competitive municipal underwritings, with collective assets under management or supervision of approximately $46 billion as of August 31, 2011 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts and exchange traded funds.

      Brookfield Investment Management Inc., the investment sub-advisor for FHY, is a global investment advisor focused on specialized equity and fixed income securities investments. The firm is a subsidiary of Brookfield Asset Management Inc., a leading global asset manager with over $150 billion in assets under management as of June 30, 2011 and over 100 years of experience in the property, power and infrastructure industries. Brookfield Investment Management Inc. is an SEC registered investment advisor, and with its affiliates had approximately $24 billion in assets under management as of June 30, 2011. Headquartered in New York, the firm maintains offices and investment teams in Chicago, Boston, London, Hong Kong, Sydney and Toronto.

FORWARD-LOOKING STATEMENTS

      Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of FTA and the closed-end funds managed by FTA and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FTA and the closed-end funds managed by FTA undertake no responsibility to update publicly or revise any forward-looking statements.

      The Annual and Semi-Annual Reports and other regulatory filings of FHY with the SEC are accessible on the SEC's web site at www.sec.gov.


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CONTACT:  Jeff Margolin - (630) 915-6784


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CONTACT:  Jim Dykas - (630) 517-7665


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SOURCE:  First Trust Advisors L.P.